

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Aric Spitulnik
Senior Vice President and Chief Financial Officer
TESSCO Technologies Inc.
11126 McCormick Road
Hunt Valley MD 21031

> **Re: TESSCO Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended March 27, 2022**
> **Filed May 26, 2022**
> **File No. 001-33938**

Dear Aric Spitulnik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 27, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 32

1. In regard to your net cash flows used by operating activities for the years presented, you disclose an increase in accounts receivable and inventory, partially offset by an increase in accounts payable and a decrease in income taxes receivable drove the outflow. However, references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparable analysis between periods that discusses factors that actually affected operating cash and the reasons underlying these factors, particularly in regard to changes in operating assets and liabilities for which the impact on cash is not readily apparent. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff's Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services